                                                                               .
                                                                               .
                                                                               .
EXHIBIT 99.1

                      PERFORMANCE IN FEBRUARY 2003 (POSCO)

                                                               (Unit: 1,000 tons, KRW BN)
-----------------------------------------------------------------------------------------
                Items                            '03.2                     YoY
-----------------------------------------------------------------------------------------

        Crude Steel Production                    2,151                        23
-----------------------------------------------------------------------------------------
             Sales Volume                         2,218                       137
-----------------------------------------------------------------------------------------
                Sales                             1,060                       223
           Operating Profit                         237                       157
-----------------------------------------------------------------------------------------
             Total asset                         17,780                       -30
          Total Liabilities                       6,129                    -1,368
-----------------------------------------------------------------------------------------


The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes. All financials in this presentation are based on non-consolidated financial statements.